Filed Pursuant to Rule 433

Registration No. 333-189896 and 333-212464

Pricing Term Sheet

República Oriental del Uruguay

4.375% USD Bonds due 2027 (the “2027 Bonds”)

Final Terms and Conditions

As of July 13, 2016

Issuer	República Oriental del Uruguay

Title	4.375% USD Bonds due 2027

Principal Amount	U.S.$400,000,000 (to constitute a further issuance of, be consolidated, form a single series, and be fully fungible on the settlement date with the Republic’s outstanding 4.375% USD Bonds due 2027 originally issued on October 27, 2015 in the original aggregate principal amount of U.S.$1,700,000,000).

Maturity Date	October 27, 2027

Pricing Date	July 13, 2016

Settlement Date	July 20, 2016 (T+5)

Public Offering Price	107.295% of the principal amount, plus accrued interest from (and including) April 27, 2016 to (but excluding) July 20, 2016, the date the Republic expects to deliver the Reopening 2027 Bonds, which amounts to US$4,034,722.22 and any additional interest from July 20, 2016, if settlement occurs after that date. Purchasers of the Reopening 2027 Bonds will be entitled to receive the full amount of the next semi-annual regular interest payment on October 27, 2016.

Spread to Benchmark Treasury	+ 205 bps

Benchmark Treasury	1.625% due May 15, 2026

Benchmark Treasury Price and Yield	101-13 and 1.471%

Yield to Maturity	3.582%

Yield to Average Life	3.521%

Interest	4.375% per year, payable semi-annually in arrears in US dollars

Payments of Interest	Interest will be paid semi-annually in arrears on April 27 and October 27 of each year, commencing on October 27, 2016. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Payments of Principal	Principal will be repaid in three nominally equal installments on October 27, 2025, October 27, 2026 and at maturity.

Denominations	$1.00 x $1.00

Distribution	SEC Registered

CUSIP / ISIN	760942BB7 / US760942BB71

Governing Law	New York

Listing	Application will be made to admit the 2027 Bonds to the Luxembourg Stock Exchange and to have the 2027 Bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	Barclays Capital Inc. BNP Paribas Securities Corp. J.P. Morgan Securities LLC

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000090342313000434/repofur-sb_0729.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342316001140/0000903423-16-001140-index.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342316001143/rou-18k_0711.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342316001149/rou424b3_0713.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Barclays Capital Inc. at +1-888-603-5847, BNP Paribas Securities Corp. at +1- 800-854-5674 or J.P. Morgan Securities LLC at +1-866-846-2874.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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